SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                        (Amendment No.1)*


               Chiquita Brands International, Inc.
            -----------------------------------------
                         (Name of Issuer)


                  Common Stock, $0.01 par value
            -----------------------------------------
                  (Title of Class of Securities)


                           170032 80 9
            -----------------------------------------
                          (CUSIP Number)


                        September 24, 2002
            -----------------------------------------
     (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 CUSIP No. 170032 80 9


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     OZ Management, L.L.C.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

     5    SOLE VOTING POWER

          155,828 Shares

     6    SHARED VOTING POWER

          0 Shares


     7    SOLE DISPOSITIVE POWER

          155,828 Shares


     8    SHARED DISPOSITIVE POWER

          0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     155,828 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.4%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO/IA

                                 CUSIP No. 170032 80 9


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     OZF Management, L.P.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

     5    SOLE VOTING POWER

          346,637 Shares

     6    SHARED VOTING POWER

          0 Shares


     7    SOLE DISPOSITIVE POWER

          346,637 Shares


     8    SHARED DISPOSITIVE POWER

          0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     346,637 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.9%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN/IA

      This Amendment No. 1 to Schedule 13G amends a Schedule 13G, dated March 26, 2002, with respect to the shares of Common Stock ("Shares") of Chiquita Brands International, Inc., a New Jersey corporation (the "Company") beneficially owned by OZ Management, L.L.C., a Delaware limited liability company ("OZ Management"), and OZF Management, L.P., a Delaware limited partnership ("OZF Management"). This Amendment is filed to amend Items 4 and 5, as of September 24, 2002.

     Item 4.  Ownership

     See cover page for each Reporting Person.

     OZ Management serves as investment manager to a number of discretionary accounts and investment entities, with respect to which it has voting and dispositive authority over 155,828 Shares, or 0.4% of the Company's 39,815,793 Shares outstanding as of the date of the Company's most recently filed Form 10-Q. OZF Management serves as investment manager to a number of discretionary accounts and investment entities, with respect to which it has voting and dispositive authority over 346,637 Shares, or 0.9% of the Company's 39,815,793 Shares outstanding as of such date, and together with the Shares beneficially owned by OZ Management, 1.3% (accounting for rounding) of the Company's Shares outstanding on such date. All Shares reported hereby are owned by such discretionary accounts and investment entities, and each of OZ Management and OZF Management disclaims beneficial ownership of such Shares.


     Item 5.  Ownership of 5 Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following:      [X]


     Item 10. Certifications

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 8, 2002


OZ MANAGEMENT, L.L.C.


By:  /s/ Daniel S. Och
--------------------------------
Name:   Daniel S. Och
Title:  Senior Managing Member


OZF MANAGEMENT, L.P.
By:  OZF MANAGEMENT, L.L.C.
     as General Partner


By:  /s/ Stephen C. Freidheim
----------------------------------
Name:   Stephen C. Freidheim
Title:  Senior Managing Member



By:  /s/ Daniel S. Och
--------------------------------
Name:   Daniel S. Och
Title:  Senior Managing Member